SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of AUGUST 2019
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date:  August 19, 2019

List of materials

Documents attached hereto:

i) Press release: Sony Interactive Entertainment to Acquire Insomniac Games, Developer of Playstation®4 Top-Selling Marvel’s Spider-Man, Ratchet & Clank

August 19, 2019
Sony Corporation

Sony Corporation Announces Signing of a Definitive Agreement for the Acquisition of Equity Interest in Insomniac Games, Inc. by its Wholly-owned Subsidiary

August 19, 2019 (Pacific Standard Time) – Sony Interactive Entertainment LLC (“SIE”), a wholly-owned subsidiary of Sony Corporation (“Sony”), today announced that SIE has entered into definitive agreements to acquire the entire equity interest in Insomniac Games, Inc. Completion of the acquisition is subject to regulatory approvals and certain other closing conditions. Financial terms of this transaction are not disclosed due to contractual commitments. For further details, please refer to the attached press release.

This transaction is not anticipated to have a material impact on Sony's forecast for its consolidated financial results for the fiscal year ending March 31, 2020.

SONY INTERACTIVE ENTERTAINMENT TO ACQUIRE INSOMNIAC GAMES, DEVELOPER OF PLAYSTATION®4 TOP-SELLING MARVEL’S
SPIDER-MAN, RATCHET & CLANK

~Highly-acclaimed Game Creators to Join Sony Interactive Entertainment’s Worldwide Studios to Deliver Extraordinary Gaming Experiences~

SAN MATEO, Calif., August 19, 2019 - Sony Interactive Entertainment (“SIE”) announced today that SIE has entered into definitive agreements to acquire Insomniac Games, Inc. (“Insomniac Games”), a leading game developer and long-time partner of SIE, in its entirety. Insomniac Games is the developer of PlayStation®4’s (PS4™) top-selling Marvel’s Spider-Man and the hugely popular PlayStation® Ratchet & Clank franchise.  Upon completion of the acquisition, Insomniac Games will join the global development operation of Sony Interactive Entertainment Worldwide Studios (“SIE WWS”). Insomniac Games is the 14th studio to join the SIE WWS family. This addition furthers SIE’s continued commitment to creative excellence and innovation in game development exclusively for the PlayStation platforms.

Based in Burbank, California, and Durham, North Carolina, Insomniac Games is the award-winning studio behind many of PlayStation’s most highly-successful franchises, including Spryo the Dragon, Ratchet & Clank, and Resistance.  Most recently, Insomniac Games, in partnership with SIE and Marvel Games, launched Marvel’s Spider-Man, one of 2018’s most highly-acclaimed PS4™ games. Marvel’s Spider-Man has sold through more than 13.2 million copies worldwide as of July 28, 2019.

In addition to the studio’s signature storytelling infused with humor and highly interactive worlds, Insomniac Games has been recognized for its collaborative workplace culture, having earned 20 awards since 2005.

Building on a working relationship between Insomniac Games and SIE spanning more than 20 years, this acquisition enhances the creative force within SIE WWS and formally adds a studio to the PlayStation family that continues to raise the bar on open world, story-driven games.   The day-to-day operations of Insomniac Games post-closing of the acquisition are expected to be run by the current management team in conjunction with SIE WWS San Mateo Studio.   Completion of the acquisition is subject to regulatory approvals and certain other closing conditions. Financial terms of this transaction including the acquisition cost are not disclosed due to contractual commitments.

“Insomniac Games is one of the most highly-acclaimed development studios in the industry and their legacy of best-in class storytelling and gameplay is unparalleled,” said Shawn Layden, Chairman, SIE WWS.  “We have enjoyed a strong collaborative partnership with the studio for many years, and are thrilled to officially welcome them to the Worldwide Studios family.  The addition of Insomniac Games to SIE WWS reiterates our commitment to developing world class gaming experiences that can only be found on the PlayStation platform.”

“Joining the WWS family gives Insomniac even greater opportunities to achieve our studio vision of making positive and lasting impressions on people’s lives,” said Ted Price, Insomniac Games founder and CEO. “We’ve enjoyed a special relationship with PlayStation practically since our inception. Our partnership amplifies our potential, and Spider-Man was a testament to this. We’re excited to take the next step in our growth alongside our longtime WWS partners. Most of all, we look forward to delivering fresh, new experiences for our fans.”

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About Sony Interactive Entertainment
Recognized as a global leader in interactive and digital entertainment, Sony Interactive Entertainment (SIE) is responsible for the PlayStation® brand and family of products and services. PlayStation has delivered innovation to the market since the launch of the original PlayStation in Japan in 1994. The PlayStation family of products and services include PlayStation®4, PlayStation®VR, PlayStation®Vita, PlayStation®3, PlayStation™Store, PlayStation®Plus, PlayStation™Video, PlayStation™Music, PlayStation™Now, PlayStation™Vue, and acclaimed PlayStation software titles from SIE Worldwide Studios. Headquartered in San Mateo, California, SIE is a wholly-owned subsidiary of Sony Corporation and has global functions in California, London and Tokyo.

 “PlayStation” is a registered trademark or trademark of Sony Interactive Entertainment Inc. “PS4” is a trademark  of the same company. Blu-ray Disc is a trademark of the Blu-ray Disc Association. All other trademarks are property of their respective owners.

About Insomniac Games
Insomniac Games has created and developed award-winning video game franchises for more than 25 years. It is best known for developing the PlayStation®4 smash-hit, Marvel’s Spider-Man (2018), and creating iconic PlayStation franchises such as Spyro the Dragon (1998), Ratchet & Clank (2002) and Resistance (2005). With studios in Burbank, CA and Durham, NC, Insomniac has earned 20 local, regional, state and national awards for its workplace culture. More information about Insomniac Games can be found at https://insomniac.games.

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